51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aduro Clean Technologies Inc. (the "Company" or "Aduro")
542 Newbold St.
London, ON N6E 2S5

Item 2 Date of Material Change

July 3, 2025

Item 3 News Release

The news release dated July 3, 2025 was disseminated via GlobeNewswire.

Item 4 Summary of Material Change

The Company granted (the "Option Grant") an aggregate of 743,500 stock options (each, an "Option") to purchase up to 743,500 common shares of the Company to certain directors, officers, employees and consultants of the Company. The Options are exercisable for a period of 5 years from the date of grant at a price of $13.50 per common share. The Options will vest on a monthly basis over a period of two years from the date of the Option Grant. In addition, the Company granted (the "RSU Grant") 100,000 restricted share units of the Company (each, an "RSU") to a consultant of the Company. Each RSU represents the right to receive, once vested, one common share in the capital of the Company. The RSUs will vest in three tranches, with the 35,000 RSUs vesting immediately upon the date of grant, 35,000 RSUs vesting on the date which is 6 months following the date of grant, and 30,000 RSUs vesting on the date which is 12 months following the date of grant.

All 743,500 of the Options, 100,000 of the RSUs, and the common shares underlying such Options and RSUs are subject to a hold period of four months and one day from the date of issuance.

None of the securities acquired in the Option Grant or the RSU Grant will be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act.

Item 5 Full Description of Material Change

The material change is fully described in Item 4 above and in the news release dated July 3, 2025 which has been filed on SEDAR+.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Ofer Vicus, Chief Executive Officer
Telephone: 604-362-7011

Item 9 Date of Report

 July 3, 2025